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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            _________________________

                                   SCHEDULE TO
                                 (Rule 14D-100)

                            _________________________


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            _________________________

                             RAINMAKER SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                            _________________________

                             RAINMAKER SYSTEMS, INC.
                        (Name of Filing Person (Offeror))

                            _________________________

 Certain Options to Purchase Common Stock, Par Value $.001 Per Share, Having an
                   Exercise Price Per Share of $0.40 or More
                         (Title of Class of Securities)

                            _________________________

                                   750875106
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                            _________________________

                                Martin Hernandez
                             Rainmaker Systems, Inc.
                              1800 Green Hills Road
                         Scotts Valley, California 95066
                                 (831) 430-3800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Mark L. Mandel, Esq.
                            Ashwini K. Chhabra, Esq.
                         Brobeck, Phleger & Harrison LLP
                            1633 Broadway, 47th Floor
                            New York, New York 10019
                                 (212) 581-1600

                            CALCULATION OF FILING FEE

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            Transaction valuation*                    Amount of filing fee
            ----------------------                    --------------------
                $ 6,962,216                                $ 1,392.45
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,065,120 shares of common stock of Rainmaker Systems, Inc. having an aggregate value of $6,962,216 as of November 28, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:    Not applicable.
                                      ------------------------------------
           Form or Registration No.:  Not applicable.
                                      ------------------------------------
           Filing party: Not applicable.
                         -------------------------------------------------
           Date filed:  Not applicable.
                        --------------------------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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     The filing of this Schedule TO shall not be construed as an admission by
Rainmaker Systems, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Item 1.   Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated November 30, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.   Subject Company Information.

          (a) The name of the issuer is Rainmaker Systems, Inc., a Delaware corporation (the "Company"), the address of its principal executive offices is 1800 Green Hills Road, Scotts Valley, California 95066, and the telephone number of its principal executive offices is (831) 430-3800. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Rainmaker Systems") is incorporated herein by reference.

          (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options (the "Options") to purchase shares of the Company's common stock, par value $.001 per share ("Common Stock"), held by current employees of the Company with an exercise price per share of $0.40 (the "Options") or more that are currently outstanding under the Rainmaker Systems, Inc. 1999 Stock Incentive Plan, as amended and restated (the "1999 Plan"), which includes options granted under the Rainmaker Systems, Inc. 1998 Stock Option/Stock Issuance Plan (the "1998 Plan") and the UniDirect Corporation 1995 Stock Option/Stock Issuance Plan (the "1995 Plan") which were assumed by the 1999 Plan as of the effective Date of the 1999 Plan for new options (the "New Options") to be granted under the 1999 Plan, to purchase shares of Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer").

          The number of shares of Common Stock subject to each New Option will be equal to the number of shares of Common Stock subject to the tendered Option that is accepted for exchange for that New Option. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet,"
Section 1 ("Number of New Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

          (a)  The Company is the filing person. The information set forth in
Schedule I to the Offer to Exchange and under Item 2(a) above is incorporated herein by reference.

          (b)  Not applicable.

                                       2

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          (c)  Not applicable.

Item 4.   Terms of the Transaction.

          (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 8 ("Price Range of Common Stock Underlying the Options"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 10 ("New Options will Differ from Eligible Options"), Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material U.S. Federal Income Tax Consequences"), Section 16 ("Extension of Offer; Termination; Amendment"),
Section 17 ("Fees and Expenses"), Section 18 ("Additional Information") and
Section 19 ("Miscellaneous") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          (e) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

          (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange on the introductory pages and under Section 1 ("Number of Options; Expiration Date"),
Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

          (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

                                       3

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          (d)  Not applicable.

Item 8.   Interest in Securities of the Subject Company.

          (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

          (a)  Not applicable.

Item 10.  Financial Statements.

          (a) The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Rainmaker Systems") and Section 18 ("Additional Information"), and on pages 33 through 49 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001 is incorporated herein by reference.

          (b)  Not applicable.

Item 11.  Additional Information.

          (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

          (b)  Not applicable.

Item 12.  Exhibits.

          (a)  (1)  Offer to Exchange, dated November 30, 2001.

               (2)  Form of Letter of Transmittal.

               (3)  Form of Notice to Eligible Option Holders.

               (4)  Form of Notice to Tendering Option Holders.

               (5) Rainmaker Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on March 29, 2001 and incorporated herein by reference.

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               (6)  Rainmaker Systems, Inc. Quarterly Report on Form 10-Q for
                    its fiscal quarter ended September 30, 2001, filed with the Commission on October 19, 2001 and incorporated herein by reference.

          (b)  Not applicable.

          (d) (1) Rainmaker Systems, Inc. 1999 Stock Incentive Plan, as amended and restated, is incorporated by reference to the Company's Registration Statement on Form S-8 filed with the Commission on June 14, 2001.

               (2) Rainmaker Systems, Inc. 1998 Stock Option/Stock Issuance Plan, is incorporated by reference to the Company's Registration Statement on Form S-1 filed with the Commission on September 2, 1999.

               (3) UniDirect Corporation 1995 Stock Option/Stock Issuance Plan, is incorporated by reference to the Company's Registration Statement on Form S-1 filed with the Commission on September 2, 1999. (UniDirect Corporation is the former name of Rainmaker Systems, Inc.)

               (4) Form of Notice of Grant for Rainmaker Systems, Inc. 1999 Stock Incentive Plan, as amended and restated.

               (5) Form of Stock Option Agreement for Rainmaker Systems, Inc. 1999 Stock Incentive Plan, as amended and restated, is incorporated by reference to the Company's Registration Statement on Form S-8 filed with the Commission on June 14, 2001.

          (g)  Not applicable.

          (h)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

          Not applicable.

                                       5

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          RAINMAKER SYSTEMS, INC.




                                          /s/ Martin Hernandez
                                          --------------------------------------
                                          Martin Hernandez
                                          Secretary, Chief Operating Officer and
                                          Chief Financial Officer

Date:  November 30, 2001

                                       6

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                                Index to Exhibits

  Exhibit
  Number         Description
  ------         -----------

   (a)(1)    -   Offer to Exchange, dated November 30, 2001.

   (a)(2)    -   Form of Letter of Transmittal.

   (a)(3)    -   Form of Notice to Eligible Option Holders.

   (a)(4)    -   Form of Notice to Tendering Option Holders.

   (a)(5)    -   Rainmaker Systems, Inc. Annual Report on Form 10-K for its
                 fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on March 29, 2001 and incorporated herein by reference.

   (a)(6)    -   Rainmaker Systems, Inc. Quarterly Report on Form 10-Q for its
                 fiscal quarter ended September 30, 2001, filed with the Commission on October 19, 2001 and incorporated herein by reference.

   (d)(1)    -   Rainmaker Systems, Inc. 1999 Stock Incentive Plan, as amended and restated, is incorporated by reference to the Company's
                 Registration Statement on Form S-8 filed with the Commission on June 14, 2001.

   (d)(2)    -   Rainmaker Systems, Inc. 1998 Stock Option/Stock Issuance Plan,
                 is incorporated by reference to the Company's Registration
                 Statement on Form S-1 filed with the Commission on September 2,
                 1999.

   (d)(3)    -   UniDirect Corporation 1995 Stock Option/Stock Issuance Plan, is
                 incorporated by reference to the Company's Registration
                 Statement on Form S-1 filed with the Commission on September 2,
                 1999. (UniDirect Corporation is the former name of Rainmaker
                 Systems, Inc.)

   (d)(4)    -   Form of Notice of Grant for Rainmaker Systems, Inc. 1999 Stock
                 Incentive Plan, as amended and restated.

   (d)(5)    -   Form of Stock Option Agreement for Rainmaker Systems, Inc. 1999
                 Stock Incentive Plan, as amended and restated, is incorporated by reference to the Company's Registration Statement on Form
                 S-8 filed with the Commission on June 14, 2001.